Exhibit (e)(22)

FOR IMMEDIATE RELEASE

ESMARK INCORPORATED ANNOUNCES ADOPTION OF

STOCKHOLDER RIGHTS PLAN

WHEELING, WV, June 13, 2008 – Esmark Incorporated (NASDAQ: ESMK) (the “Company” or “Esmark”) announced today that its Board of Directors has adopted a Stockholders Rights Agreement that is designed to help Company stockholders receive the highest value for their shares in connection with the sale of the Company. In connection with adoption of the Stockholders Rights Agreement, the Company also announced that its Board has declared a dividend of one preferred share purchase right for each outstanding share of Esmark common stock, payable on June 13, 2008 to the stockholders of record at the close of business on June 13, 2008. Each right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock for $60.00 once the rights become exercisable.

Under the Stockholders Rights Agreement, the rights become exercisable if a person becomes an “acquiring person” by acquiring 15% or more of the Esmark common stock. The Stockholders Rights Agreement will not apply to existing stockholders who own 15% or more of Esmark’s existing common stock, unless and until they acquire additional shares in an amount equal to or greater than .25% of Esmark’s outstanding common stock. In addition, the Stockholders’ Rights Agreement will not apply to a tender offer or other acquisition proposal made by the United Steelworkers or its permitted transferee or assignee under the right to bid provisions of the collective bargaining agreement with the United Steelworkers if applicable to the Company and approved by the Board, a tender offer for which the Company has made a favorable recommendation or a tender offer which is not consummated until 21 business days after certain conditions relating to the collective bargaining agreement with the United Steelworkers have been satisfied for all pending acquisition proposals.

“We believe the adoption of the Stockholders Rights Agreement will level the playing field among bidders and help maximize shareholder value as we move forward with the current process to sell the Company,” stated James P. Bouchard, Chairman and CEO of Esmark.

About Esmark Incorporated

Esmark Incorporated is a vertically integrated steel producer and distributor, combining steel production capabilities through both blast furnace and electric arc furnace technologies with

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Esmark Incorporated Adopts Stockholder Rights Plan/Pg. 2

the just-in-time delivery of value-added steel products to a broad customer base concentrated in the Ohio Valley and Midwest regions. Currently headquartered in Wheeling, WV, the Company is a producer of carbon flat-rolled products for the construction, container, appliance, converter/processor, steel service center, automotive and other markets. The company’s products include various sheet products such as hot rolled, cold rolled, hot dipped galvanized, electro-galvanized, black plate and electrolytic tinplate. More information about Esmark can be found at www.esmark.com.

Media Contacts: Dennis Halpin, 304.234.2421 (office) or 304.650.6474 (mobile), dhalpin@esmark.com; Bill Keegan, Edelman, 312.927.8424 (mobile), bill.keegan@edelman.com

Investor Relations Contact: Dennis Halpin, 304.234.2421 (office) or 304.650.6474 (mobile), dhalpin@esmark.com